UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

094235108

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 094235108	Page 2 of 10 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates - G EIN No.: 20-2194543
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 8,480 Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 8,480 Shares
9.	Aggregate amount beneficially owned by each reporting person 8,480 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) Less than 0.01%
12.	Type of reporting person PN

2

13G

CUSIP No. 094235108	Page 3 of 10 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP TCV, LLC EIN No.: 06-1665410
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 122,344 Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 122,344 Shares
9.	Aggregate amount beneficially owned by each reporting person 122,344 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.10%
12.	Type of reporting person OO

3

13G

CUSIP No. 094235108	Page 4 of 10 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital Integral Investors 2006, LLC EIN No.: 20-4345223
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 614,282 Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 614,282 Shares
9.	Aggregate amount beneficially owned by each reporting person 614,282 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.51%
12.	Type of reporting person OO

13G

CUSIP No. 094235108	Page 5 of 10 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital (OSI) IX, L.P. EIN No.: 20-8023507
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 52,043,223 Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 52,043,223 Shares
9.	Aggregate amount beneficially owned by each reporting person 52,043,223 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 42.97%
12.	Type of reporting person PN

13G

CUSIP No. 094235108	Page 6 of 10 Pages

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital (OSI) IX Coinvestment, L.P. EIN No.: 20-8023540
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 14,739,160 Shares
	7.	Sole dispositive power 0
	8.	Shared dispositive power 14,739,160 Shares
9.	Aggregate amount beneficially owned by each reporting person 14,739,160 Shares
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 12.17%
12.	Type of reporting person PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Bloomin’ Brands, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 2202 North West Shore Boulevard, Suite 500, Tampa, Florida 33607.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following persons (collectively, the “Reporting Persons”): (1) BCIP Associates – G, a Delaware general partnership (“BCIP-G”); (2) BCIP TCV, LLC, a Delaware limited liability company (“BCIP TCV”); (3) Bain Capital Integral Investors 2006, LLC, a Delaware limited liability company (“Integral Investors”); (4) Bain Capital (OSI) IX, L.P., a Delaware limited partnership, (“OSI IX”); and (5) Bain Capital (OSI) IX Coinvestment, L.P., a Delaware limited partnership (“OSI IX Coinvest”).

Bain Capital Partners IX, L.P., a Delaware limited partnership (“Bain Capital Partners IX”), is the general partner of OSI IX and OSI IX Coinvest. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of BCIP-G, the administrative member of each of BCIP TCV and Integral Investors and the general partner of Bain Capital Partners IX. As a result, Bain Capital Partners XI may be deemed to share voting and dispositive power with respect to the securities held by OSI IX and OSI IX Coinvest and BCI may be deemed to share voting and dispositive power with respect to the securities held by each of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2013 , pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is c/o Bain Capital Investors, LLC, John Hancock Tower, 200 Clarendon Street, Boston MA 02116.

Item 2(c).	Citizenship

Each of the Reporting Persons is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Common Stock is 094235108.

Item 3.	Not applicable.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 67,527,489 shares of Common Stock, representing 55.76% of the outstanding shares of Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 121,102,451 shares of Common Stock outstanding as of November 5, 2012, as reported in the the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012.

The Reporting Persons are parties to certain arrangements relating to the disposition of shares of Common Stock with Catterton Partners VI – Kangaroo, L.P., Catterton Partners VI – Kangaroo Coinvest, L.P., Chris Sullivan, the Chris T. Sullivan Foundation, CTS Equities Limited Partnership, Robert D. Basham and RDB Equities Limited Partnership. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2012, such persons collectively own 95,533,802 shares of Common Stock, or 78.89% of the outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such reporting Person.

As of December 31, 2012, the following shares were owned by the Reporting Persons:

BCIP-G owned 8,480 shares of Common Stock, representing less than 0.01% of the outstanding shares of Common Stock;

BCIP TCV owned 122,344 shares of Common Stock, representing approximately 0.10% of the oustanding shares of Common Stock;

Integral Investors owned 614,282 shares of Common Stock, representing approximately 0.51% of the outstanding shares of Common Stock;

OSI IX owned 52,043,223 shares of Common Stock, representing approximately 42.97% of the outstanding shares of Common Stock; and

OSI IX Coinvest owned 14,739,160 shares of Common Stock, representing approximately 12.17% of the outstanding shares of Common Stock.

Item 4(b).	Percent of Class

See Item 4(a).

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote:

BCIP-G	8,480
BCIP TCV	122,344
Integral Investors	614,282
OSI IX	52,043,223
OSI IX Coinvest	14,739,160

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of:

BCIP-G	8,480
BCIP TCV	122,344
Integral Investors	614,282
OSI IX	52,043,223
OSI IX Coinvest	14,739,160

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4(a).

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2013

BCIP ASSOCIATES-G
By Bain Capital Investors, LLC,
its managing partner

BCIP TCV, LLC
By:	Bain Capital Investors, LLC,
its administrative member,

BAIN CAPITAL INTEGRAL INVESTORS, 2006, LLC
By:	Bain Capital Investors, LLC,
its administrative member,

BAIN CAPITAL (OSI) IX, L.P.
By:	Bain Capital Partners IX, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

BAIN CAPITAL (OSI) IX COINVESTMENT, L.P.
By:	Bain Capital Partners IX, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2013

BCIP ASSOCIATES-G
By Bain Capital Investors, LLC,
its managing partner

BCIP TCV, LLC
By:	Bain Capital Investors, LLC,
its administrative member,

BAIN CAPITAL INTEGRAL INVESTORS, 2006, LLC
By:	Bain Capital Investors, LLC,
its administrative member,

BAIN CAPITAL (OSI) IX, L.P.
By:	Bain Capital Partners IX, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

BAIN CAPITAL (OSI) IX COINVESTMENT, L.P.
By:	Bain Capital Partners IX, L.P.,
its general partner
By:	Bain Capital Investors, LLC,
its general partner

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director